EXHIBIT 21.1
SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION
The following is a list of subsidiaries of the registrant as of December 31, 2014, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
Ocwen Loan Servicing, LLC (1)	Delaware
Ocwen Mortgage Servicing, Inc. (1)	U.S. Virgin Islands
Homeward Residential Holdings, Inc.	Delaware
Homeward Residential, Inc. (1)	Delaware
Liberty Home Equity Solutions, Inc (1)	California
Litton Loan Servicing, L.P. (1)	Delaware
Ocwen Advance Facility Transferor, LLC (2)	Delaware
Ocwen Advance Master Receivables Trust (2)	Delaware
Ocwen - Freddie Servicer Advance Receivables Trust 2012-ADV1 (2)	Delaware

(1)	Operating company

(2)	Special purpose entity